Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization

American Bancorp of New Jersey, Inc.	American Bank of New Jersey	100%	Federal
American Bancorp of New Jersey, Inc.	ASB Investment Corp.	100%	New Jersey
American Bank of New Jersey	American Savings Investment Corp.	100%	New Jersey